United Parcel Service, Inc. (UPS)
Shareholder Proposal No. 6:
Integrating Sustainability Metrics into Executive Compensation

Dear UPS shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 6 on the 2018 proxy ballot of United Parcel Service, Inc (“UPS” or “the Company”).

The resolved clause states:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company’s compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Summary:

•	Proposal No.6 requests that the Board Compensation Committee consider integrating sustainability performance metrics among other factors evaluated in awarding executive pay.
•	We strongly urge you to vote FOR Proposal No. 6 as a key step toward linking management’s incentives and UPS’s strategy to long-term, sustainable performance.
•	Linking executive compensation and sustainability would help position UPS for sustainability leadership and drive improvement on challenges that our Company has defined as material.

Rationale for voting “FOR” Proposal No. 6

Explicitly tying business leaders’ compensation to sustainability performance is an established tool for promoting executive focus and accountability to corporate sustainability goals. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Strong evidence has emerged that corporate outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.2

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.
2 A growing body of evidence showing clear correlations between ESG performance and financial performance.  Ernst & Young’s recent report on ESG reporting cited several studies that established significant and positive correlations between ESG or sustainability performance and financial performance, including a 2015 meta-study by Oxford University and Arabesque Asset Management that concluded that solid ESG practices were associated with better operational performance, and a study from Harvard and the London Business school that found that high-sustainability companies outperform peers in the long run on both stock price and accounting performance. (Ernst & Young, “Is your nonfinancial performance revealing the true value of your business to investors?” 2017, http://www.ey.com/gl/en/services/assurance/climate-change-and-sustainability-services/ey-nonfinancial-performance-may-influence-investors.). See also Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). Available at https://bit.ly/2uHGnVW

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Zevin Asset Management, LLC
 Shareholder Proposal No. 6 at UPS (2018)

Our Company has not explicitly linked sustainability goals with senior executive incentives.
This is despite the fact that UPS has taken several steps to address environmental, social, and governance (ESG) issues and has developed a set of corporate sustainability goals. However, investors seek clarity on how UPS drives sustainability improvement and how that strategy is supported by C-Suite accountability. Intentionally and transparently integrating sustainability into executive compensation performance measures would enhance UPS’s approach.

Our Company has defined several ESG metrics that are key for the long-term sustainability and success of its business. These key performance indicators (or “KPIs”) track our Company’s performance in several important areas and translate to a series of time-bound goals listed on Page 9 of the Company’s 2016 sustainability report:

•	1 percent improvement in lost time injury frequency by 2020
•	3 percent improvement in auto accident frequency by 2020
•	2 percent improvement in employee engagement index by 2020
•	12 percent reduction in absolute greenhouse gas emissions in global ground operations by 2025
•	Achieve 25 percent sourcing electricity from renewable sources by 2025
•	Achieve 40 percent sourcing alternative fuel as a percentage of total ground fuel by 2025
•	Achieve 25 percent of total vehicles purchased annually that are alternative fuel and advanced fuel technology vehicles by 2020
•	$127 million in total charitable contributions by 2020
•	20 million global volunteerism hours by 2020
•	15 million global forestry initiative tree plantings by 2020[3]

Our Company has acknowledged that the above metrics are material. Indeed, in her explanation of the 12 percent greenhouse gas reduction goal in the 2016 sustainability report, Chief Sustainability Officer Tamara Barker writes:

We are now pledging to reduce the absolute GHG emissions of our global ground operations by 12 percent by 2025. This means that even as our delivery volume and stops increase, our overall emissions must drop. Why set such an ambitious goal? As one of the world’s largest logistics partners, our performance should be one of leadership and reflect what the world expects of us. With increased awareness of science-based targets for limiting GHG emissions, we believe it’s time to set this aggressive benchmark for our company.”4

Proposal No. 6 argues that when our Company sets ambitious and material goals on sustainability performance, it should demonstrate that senior executive management oversees these priorities in a way that is accountable, transparent, and oriented around success.

Executive management accountability is especially important considering that UPS acknowledges that performance against its ESG goals will be a significant challenge. In the Board of Directors’ Response to Proposal No. 6, UPS acknowledges that achieving success against its KPIs “will not be easy.” For instance, the Company reminds investors that KPIs like the target on greenhouse gas emissions are “ambitious goals…set at a time when our carbon footprint would be expected to increase due to the rapid growth in e-commerce volume, which is requiring us to expand our physical network around the world.”

3 UPS 2016 Corporate Sustainability Report at page 9, https://sustainability.ups.com/media/ups-pdf-interactive-2016/UPS_2016_CSR.pdf.
4 Ibid. at page 8.

Zevin Asset Management, LLC
 Shareholder Proposal No. 6 at UPS (2018)

Our Company faces other pressing ESG challenges. Prominent sustainability challenges demonstrate the need for greater executive management accountability and for adopting approaches that will improve our Company’s sustainability performance and risk management. For instance:
•
In 2017, US senators called on UPS and other companies to improve truck drivers' working conditions after abuses were exposed by a USAToday investigation. The report revealed that UPS partners in California forced drivers into debt and made them do overtime work for low pay.

•	Our Company has perennial challenges in relations with unionized employees.
•
Our Company faces significant reputational and political risk from continuing to support the controversial American Legislative Exchange Council (ALEC). In the past several years, ALEC been a major force in U.S. policymaking, drafting and promoting state legislation with controversial objectives such as opposing renewable energy regulations, promoting voter I.D. legislation, and supporting so-called “Stand Your Ground” laws.

In spite of the above ESG challenges, our Company, without proper explanation or justification, has dismissed Proposal No. 6. In UPS’s response to Proposal No. 6, the board of directors states: “Integrating sustainability metrics into incentive compensation plans will not improve sustainability performance or improve long-term shareowner value at UPS.” Proponents counter that this approach works against our Company’s commitment to drive performance on its sustainability challenges and its ability to claim leadership in this space.

UPS’s conclusion that integrating sustainability metrics into executive compensation plans will not improve sustainability or long-term shareholder value contradicts a large and growing body of research and peer practice.

Incorporating sustainability performance measures into executive compensation is a practice that has been gaining momentum in recent years. According to Glass Lewis, 44 percent of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29 percent in 2010.5 In a 2013 study of the TSX 60, 57 percent were found to include sustainability measures in their annual incentive plans.6 A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone.

According to the 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, there is “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

5 “ESG Almost An Afterthought,” by Amanda White, Top1000funds.com at http://bit.ly/1yne5tC and “An insider’s view: why more companies should tie bonuses to sustainability,” by Hugh Welsh, The Guardian, August 11, 2014 at http://bit.ly/1kwMr8G .
6 Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance, Strandberg Consulting at http://bit.ly/1IOTIqo .

Zevin Asset Management, LLC
 Shareholder Proposal No. 6 at UPS (2018)

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:
•	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.
•	Companies should link appropriate ESG metrics to reward systems in a way that they form a meaningful component of the overall remuneration framework
•	Companies should endeavor to disclose the rationale, method and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.[7]

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (“CEO Study on Sustainability 2013,” UN Global Compact and Accenture):
•	76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.
•	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.[8]

Rebuttal to the Board’s Response to Proposal No. 6

The Board’s response to Proposal No. 6 argues that “sustainability performance already impacts executive compensation” and seeks to reassure investors that “the Compensation Committee carefully considers the appropriate metrics for the company’s incentive compensation programs.” However, this is at odds with the Company’s claim in the same statement that integrating sustainability metrics will not improve the alignment between senior executives and long-term shareholder value.

The fact remains that UPS has not explicitly linked its material sustainability metrics with the important lever of senior executive compensation. UPS has not acknowledged the clear investor value, market advantage, and simple good sense of establishing those links. In this sense, the Proponents believe that our Company is missing key opportunities to drive sustainability performance, promote long-term investor value, and seize leadership in the marketplace.

Therefore, shareholders are urged to vote FOR Proposal No. 6 following the instructions provided on the Company’s proxy mailing.

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For questions regarding UPS Proposal No. 6 regarding Integrating Sustainability Metrics into Executive Compensation, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

7 Integrating ESG Issues Into Executive Pay , UN PRI, June 2012 at https://www.unpri.org/governance-issues/integrating-esg-issues-into-executive-pay-a-2012-report/606.article
8 The UN Global Compact Accenture CEO Study 2013, September 2013 at https://www.unglobalcompact.org/docs/news_events/8.1/UNGC_Accenture_CEO_Study_2013.pdf